UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Files its Annual Report on Form 20-F for Fiscal Year 2017

BUENOS AIRES, Argentina--(BUSINESS WIRE)--April 24, 2018--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (the “SEC”). The 2017 annual report can be downloaded from the SEC website at www.sec.gov and from Despegar’s IR website at https://investor.despegar.com.

About Despegar.com

Despegar is the leading online travel company in Latin America. Operating across 20 markets, Despegar provides a broad suite of travel products, including airline tickets, travel packages, hotel bookings and other travel products to over 17 million customers. With a mission “to make travel possible”, the Company’s one-stop marketplace enables millions of users to find, compare, plan and easily purchase travel services and products. Through Despegar’s websites and leading mobile apps, it offers products from over 300 airlines, more than 450,000 accommodation options, as well as approximately 1,000 car rental agencies and approximately 240 destination services suppliers with more than 7,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

CONTACT:
Investor Relations
Despegar.com
Ines Lanusse, (+5411) 4894 3582
Investor Relations Manager
investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ MICHAEL DOYLE
Name: Michael Doyle
Title: Chief Financial Officer

Date: April 24, 2018